

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2013

Via E-mail
Joseph E. Gonnella
Chief Executive Officer
L2 Medical Development Company
2451 Alamo Ave SE
Albuquerque, NM 87106

> **Re:** **L2 Medical Development Company**
> **Form 8-K**
> **Filed September 10, 2013**
> **File No. 000-54092**

Dear Mr. Gonnella:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Section 2 – Financial Information, page 2

Item 2.01. Completion of Acquisition or Disposition of Assets, page 2

The Merger, page 2

1. Please refer to the first paragraph on page 3 regarding representations and warranties in the Merger Agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for disclosing all material information.

Description of Business, page 5

Glossary of Industry Terms, page 6

2. Please revise to define "HC" which we note is used in the definition of "Emissions." Please also define "fuel ratios" and EGR dilution which are used on page 11.

Our Current Business, page 8

3. In one of the opening paragraphs, please include your revenues and net loss for the most recent audited period and any interim stub to provide a financial snapshot of your company.

4. We note your statement that your patented technology is called Precise Combustion Ignition technology. Please clarify if your product is the only PCI technology on the market or if there are others selling PCIs or similar technology.

Overview, page 8

5. Please provide us with the support for the basis of your claim on page 8 that your product improves engine torque and throttle response, your stated belief on page 8 that your product improves performance in IC engines operating on alternative fuels, the claims under "Our Solution" on page 11 that it improves engine starting, creates leaner fuel ratios, and has a higher EGR dilution, and the statement on page 14 that you believe "the PCI plug's combustion process also improves engine performance with better responsiveness, quicker acceleration and greater towing capacity." Please advise us the extent to which each of these claims has been substantiated by an impartial third party and, if so, please provide us with the support.

Natural Gas Markets (Stationary and Mobile), page 8

6. With a view to revised disclosure please clarify what you mean by "[yo]ur PCI technology has also been nominated for all vehicles of Vision Automotive."

Industry, page 9

7. Please revise the fourth paragraph on page 10 to disclose the current number of NGV refueling stations, if practicable, or advise.

Automotive OEM Market, page 10

8. We note your statement in the first paragraph that the advent of sophisticated engine technology "is requiring more energy to ignite the fuel in IC engines" in

order to reach the mandated levels for fuel economy and tailpipe emissions. To the extent that there may be other means to improve fuel economy and tailpipe emissions please tell us why engine technology is "requiring" that the improvements come from more energy to ignite the fuel rather than from other technological improvements.

Our Growth Strategy, page 12

9. Please revise to balance the statement that you "believe this approach will quickly convince other automotive OEMs to adopt PCI technology" to state that there is no guarantee that this will occur. Please also similarly revise the statement on page 15 that you "believe adoption of PCI technology will commence in early 2014" and the statement on page 16 that you "expect sales in the natural gas engine segment to commence in the fourth quarter of 2013 and should increase in 2014."

10. You indicate under "Continue Collaborative Testing" that your strategy is to secure adoption on one or two existing OEM engine platforms to validate PCI technology. Please clarify if PCI technology has been validated or if anyone is currently using PCI technology.

11. In this regard, we note at page 9 that you currently sell in the aftermarket, but here you refer to validating PCI technology. Please clarify at what stage in the process you are in, for selling your parts at retail, versus selling to automotive OEMs.

Internal Construction Comparison, page 14

12. Please clarify if your PCI technology has been tested and proven to reduce tailpipe emissions. If it has not, please clarify this.

Product Development, page 15

13. Please explain to us the basis for your statement that "[f]uture engine technology advances will require more energy transfer with reliable combustion."

14. Please revise to state whether you have actually begun "Phase I" and "Phase II" commercialization. If you have, please explain how far along you are.

Competition, page 18

15. We note the statement that you believe Bosch laser technology has "thus far proven to be very expensive and problematic." Please refrain from making negative statements about your competitors. As such, please also delete references to what Bosch is focusing on.

Risk Factors, page 20

16. Please add a risk factor addressing the fact that, as stated on page 38, Enerpulse believes that its cash on hand and working capital will not be sufficient to meet its anticipated cash requirements for the next 12 months. Disclose the estimated date at which you will run out of funds without the addition of capital.

The automotive industry is subject to intense competition, page 27

17. Please provide a separate risk factor addressing the risk that if you are able to provide products to OEMs they may exert significant pricing pressures on you.

Management's Discussion and Analysis, page 32

18. To give investors a better understanding of the impact of raw materials costs to you, please quantify and discuss each significant component of costs comprising cost of sales. Please also revise your results of operations discussions to separately disclose, quantify, and discuss the underlying reasons for each material variance in each significant component of cost of sales.

Contractual Obligations, page 40

19. We note that your table of contractual obligations excludes interest payments. Because the table of contractual obligations is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that the interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments. You may also determine the appropriate methodology to estimate interest payments. The methodology should be clearly explained in a footnote to the table. Please revise your table to include interest payments or add additional disclosure to explain why you believe that showing interest payments is not meaningful.

Security Ownership After the Merger, page 41

20. For each entity listed, please include the natural person who has voting and dispositive power with regards to the shares.

Exhibits, page 65

21. Please revise to file signed agreements for each of exhibits 10.1, 10.8, and 10.11.

Exhibit 99 (A)

Statements of Operations, page F-4

22. Please revise your financial statements to present earnings per common share for all periods. Similarly revise your statements of operations for the six months ended June 30 as presented on page F-3 in Exhibit 99(B).

23. As a related matter, we note that as a result of the transaction, the outstanding preferred stock and related warrants were converted to common stock and warrants to purchase common stock. Please revise the face of the statement of operations as of December 31, 2012 and the face of the balance sheet and income statement as of and for the interim period ended June 30, 2013 to reflect this significant change in capitalization in the form of pro forma earnings per share and a pro forma balance sheet. This pro forma information should only give effect to the recapitalization.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

24. Please revise your disclosure to more specifically describe the revenue recognition policy for your business. Similar revisions should be made to your interim financial statements in Exhibit 99(B).

Inventory, page F-10

25. Please revise your disclosure here to include your policy for identifying excess and obsolete inventory.

Warranties, page F-12

26. Please revise this note to state the amount of warranty expense recorded in each year an income statement is presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Mark Lee
        Greenberg Traurig